Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b)(2) of the United States

Securities Exchange Act of 1934, as amended

Subject Company: Gold Fields Limited

Commission File No. 001-31318

Date: November 30, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

30 November 2004

No change to the fundamental value leakage inherent within the proposed IAMGold transaction

Substantial opposition remains

Gold Fields has announced that it has reached agreement with IAMGold to revise the terms of the proposed IAMGold transaction through an amendment to the cash portion contributed by Gold Fields by US$200 million (the “amendment”). Harmony believes that the amendment does not alter the fundamental value leakage inherent within the proposed IAMGold transaction and that it remains unconvincing and difficult to justify from both a value and structural perspective. Furthermore, despite the amendment, the proposed IAMGold transaction has negative implications for Gold Fields, its shareholders, its South African assets and all of its stakeholders.

Harmony believes that the amendment confirms what Harmony and other Gold Fields shareholders have been saying to Gold Fields’ management over recent time, namely that the proposed IAMGold transaction has no merit and is value destructive. In recognising that there is substantial opposition to the proposed IAMGold transaction, Harmony believes that Gold Fields’ management, under the smoke screen of the recent changes in South African exchange control restrictions, have made an inadequate and desperate attempt to re-price the proposed transaction a matter of days after vigorously defending it.

Unfortunately the amendment will have a minimal effect on the overall terms of the proposed transaction, particularly given that IAMGold shareholders will continue to have a 30% share in the enlarged IAMGold. The structural disadvantages implicit in the proposed IAMGold transaction will remain and the proposed transaction continues to be highly dilutive to Gold Fields shareholders. Whilst retaining US$200m of Gold Fields shareholders’ own cash will be less disadvantageous to Gold Fields shareholders in the short term, it does not alter the fact that, in Harmony’s belief, the sale of these international assets at a significant undervaluation will have an enduring detrimental effect on Gold Fields and its shareholders.

Harmony believes that it remains in the best interests of Gold Fields shareholders to vote against the proposed IAMGold transaction at the Gold Fields general meeting on 7 December 2004, for the following key reasons:

•	from a value perspective the fundamental issues remain:

•	Gold Fields is disposing of its international asset portfolio at substantially less than fair value:

•	the terms of the proposed IAMGold transaction are at a significant discount to the consensus average P/NPV multiples of Gold Fields itself, comparable South African and mid-cap international gold mining peers and the international gold mining majors;

•	the terms of the proposed IAMGold transaction are at a significant discount to other comparable transactions in the gold sector;

•	Gold Fields is contributing a disproportionate share of value in exchange for only approximately 70% of the fully diluted equity of the enlarged IAMGold; and

•	a substantial re-rating of the enlarged IAMGold is required for Gold Fields shareholders just to break even. Any re-rating is uncertain given the structure of the proposed IAMGold transaction. Furthermore, given that Gold Fields intends to dispose of its international asset portfolio at significantly less than its fair value, Gold Fields will create an unnecessarily low relative value base for its shareholders. Accordingly, substantially all of the required re-rating of the enlarged IAMGold, should it eventuate, would be for the benefit of existing IAMGold shareholders.

•	from a structural perspective, the fundamental issues remain. The proposed IAMGold transaction would:

•	result in a complex and inefficient corporate structure, with the likelihood of a holding-company discount;

•	with only 2 directors out of a possible 10 representing Gold Fields’ interests (5 would be non-executive directors, subject to strict rules of independence under the Canadian governance code), minimise Gold Fields’ ability to control the strategic direction of the enlarged IAMGold, which will be run on a stand-alone basis and be fully independent of Gold Fields;

•	impair Gold Fields’ ability to access the cash flows of its international asset portfolio, which, as at 30 June 2004, generated 75% of Gold Fields’ operating cash flows, thereby leading to a loss of financial flexibility and potentially prejudicing the optimal allocation of scarce cash resources, with negative implications for Gold Fields and its South African asset portfolio;

•	reduce the ability of Gold Fields to maintain its historic dividend payout ratio in the absence of any substantial dividend receipts from the enlarged IAMGold, which are unlikely, given the enlarged IAMGold’s own funding requirements and its management’s own forecasts;

•	lead to the creation of two mid-cap producers, lacking in scale; and

•	as a result of the non-compete clause with the enlarged IAMGold outside SADC, have negative implications for Gold Fields’ future growth prospects.

Notwithstanding the amendment, Harmony firmly believes that Gold Fields shareholders:

•	would be selling their international assets at a material discount to their fair value;

•	will lose control of their future growth potential, the majority of their operating cash flows and control of all of the upside in their exploration portfolio, which, by Gold Fields’ own admission, has extremely promising prospects; and

•	should realise that the amendment is a transparent and cosmetic attempt to hoodwink them into voting in favour of the ill-conceived proposed IAMGold transaction. The proposed IAMGold transaction will cause value leakage of an enduring nature.

Substantial opposition remains

Despite the amendment, Harmony believes that there remains substantial opposition to the proposed IAMGold transaction:

•	Harmony, which owns a total of 53,392,108 Gold Fields shares, representing approximately 10.8% of the entire issued share capital of Gold Fields, remains opposed to the proposed IAMGold transaction;

•	the amendment will have no impact on the irrevocable undertaking from Norilsk to vote against the proposed IAMGold transaction in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields; and

•	in Harmony’s view, the amendment is entirely cosmetic and of no real substance and will be of little consequence to the significant number of Gold Fields shareholders who have indicated to Harmony their opposition to the proposed IAMGold transaction.

Harmony believes that its views are confirmed by Gold Fields’ management itself. Gold Fields’ management claims to have held “limited discussions” with certain institutional shareholders representing approximately 18% of the outstanding shares of Gold Fields, of which some 78% have indicated support. Harmony notes that this equates to only 14% of Gold Fields’ outstanding shares, significantly below the level required to approve the proposed IAMGold transaction. Harmony would assume that the majority of these shareholders represent funds that hold long positions in IAMGold and, therefore, are economically incentivised to support the proposed IAMGold transaction, regardless of whether it is in the best interests of Gold Fields and its shareholders.

Inconsistent strategy

Since the announcement of the Harmony offers, the Gold Fields board has created significant uncertainty through offering Gold Fields’ shareholders a number of potential inducements to refrain from tendering their shares into the early settlement offer. As previously stated, Harmony believes that some of these are not capable of being implemented, especially in a manner that would be considered attractive to Gold Fields’ shareholders. In addition, a number of these proposed options are clearly mutually exclusive and contradictory. The amendment confirms Harmony’s belief that these elusive strategies, never detailed in formal announcements, were merely designed to cause confusion amongst Gold Fields shareholders.

Given that Harmony believes that the amendment has no impact on the fundamental value leakage inherent within the proposed IAMGold transaction, Harmony questions whether this is the best proposal that the Gold Fields board could produce. Harmony remains firm in its belief that Gold Fields’ management’s strategy is in disarray and questions whether Gold Fields shareholders can still believe in a management team that has changed the terms of a transaction only days after defending it so vigorously.

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen	+27 11 214 2401	+27 82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 11 214 2410	+27 82 459 6709	patrick@bmsa.co.za

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications

Nic Bennett	+44 207 269 7115	+44 7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44 207 269 7216	+44 7866 438 013	charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc

Daniel Burch	+212 929 5500	proxy@mackenziepartners.com
Steve Balet	+800 322 2885

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

In connection with the proposed merger, Harmony will file with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for the remainder of Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 212 929 5500 (call collect) or 1 800 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony will send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.